SUB-ITEM 77M--Mergers



On August 22, 2003, the International Focus Portfolio of the Fund ("International Focus Portfolio") acquired all of the assets of Credit Suisse Institutional International Fund, Inc. ("International Fund") in exchange for shares of International Focus Portfolio and the assumption by International Focus Portfolio of International Fund's liabilities. Shares of International Focus Portfolio were distributed to shareholders of International Fund and International Fund was subsequently dissolved. The Boards of Directors of the Fund and International Fund approved the Agreement and Plan of Reorganization on May 20, 2003 and the shareholders of International Fund approved the Agreement and Plan of Reorganization on August 19, 2003.